United States securities and exchange commission logo





                          February 14, 2022

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       9137 S. Ridgeline Boulevard, Suite 135
       Highlands Ranch, CO 80129

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 7,
2022
                                                            File No. 333-262554

       Dear Mr. Huntsman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lawrence A. Rosenbloom,
Esq.